Exhibit 99.1

URBAN TEA, INC.

(formerly Delta Technology Holdings Ltd.)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

March 8, 2019

Dear Shareholder:

You are cordially invited to attend our 2019 Special Meeting of Shareholders (the “2019 Special Meeting”) to be held on March 29, 2019, at 10 a.m. local time at Floor 25, No. 36 Middle Wanjiali Road, Xiyingmen Commercial Plaza, Yuhua District, Changsha City, China 410014.

If you owned our ordinary shares at the close of business on March 8, 2019 (“Record Date”), you are entitled to vote on the matters which are listed in the Notice of 2019 Special Meeting.

The Board of Directors recommends a vote “FOR” the proposal listed as Item 1 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2019 Special Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2019 Special Meeting. Accordingly, whether or not you plan to attend the 2019 Special Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2019 Special Meeting.

We are proud that you have chosen to invest in Urban Tea, Inc. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2019 Special Meeting of Shareholders.

Sincerely,

/s/ Long Yi
Long Yi
Chief Executive Officer and Director

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

URBAN TEA, INC.

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Notice of 2019 Special Meeting of Shareholders

March 8, 2019

TIME AND DATE	10 A.M. LOCAL TIME, March 29, 2019

PLACE	Floor 25, No. 36 Middle Wanjiali Road, Xiyingmen Commercial Plaza, Yuhua District, Changsha City, China 410014

ITEMS OF BUSINESS

Item		Board Recommendation

1.

To approve and adopt a Share Purchase Agreement (the “SPA”) and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the “Disposition”) by Urban Tea, Inc. (the “Company”) of 100% of the outstanding capital stock of Elite Ride Limited, (“Elite”), the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited (the “Purchaser”), in exchange for $1,750,000 (the “Purchase Price”).

“FOR”

2.	To transact such other business as may properly come before the 2019 Special Meeting of Shareholders.	“FOR”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2019 Special Meeting (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2019 Special Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2019 Special Meeting, or any adjournments or postponements thereof, was the close of business on March 8, 2019.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of March 8, 2019 will be available for inspection at the 2019 Special Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2019 Special Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2019 Special Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about March 8, 2019, to all shareholders entitled to vote at the 2019 Special Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under the cover of a Form 6-K. If you plan to attend the 2019 Special Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2019 Special Meeting.

Whether or not you plan to attend the 2019 Special Meeting, it is important that your shares be represented and voted at the 2019 Special Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at Floor 25, No. 36 Middle Wanjiali Road, Xiyingmen Commercial Plaza, Yuhua District, Changsha City, China 410014 not later than 11:59 p.m. EST on March 28, 2019 to be validly included in the tally of shares voted at the 2019 Special Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Urban Tea, Inc.

/s/ Long Yi
Long Yi
Chief Executive Officer and Director

PROXY STATEMENT

URBAN TEA, INC. 2019 SPECIAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Urban Tea, Inc.(formerly Delta Technology Holding Ltd) (“we,” “us,” “Urban Tea” or the “Company”), a British Virgin Islands company, is soliciting proxies to be used at the 2019 Special Meeting of the Company to be held at Floor 25, No. 36 Middle Wanjiali Road, Xiyingmen Commercial Plaza, Yuhua District, Changsha City, China 410014 on Monday, March 29, 2019, at 10 a.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about March 8, 2019. The Board is requesting that you permit your ordinary shares to be represented at the 2019 Special Meeting by the persons named as proxies for the 2019 Special Meeting.

The proxy solicitation materials, including the Notice of 2019 Special Meeting of Shareholders, this Proxy Statement, and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2019 Special Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2019 Special Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2019 SPECIAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2019 Special Meeting. As a shareholder, you are invited to attend the 2019 Special Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2019 Special Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Long Yi has been designated as the Company’s proxy for the 2019 Special Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2019 SPECIAL MEETING?

Following proposals will be voted on at the 2019 Special Meeting:

1.	To approve and adopt the Share Purchase Agreement and transactions contemplated thereby;

2.	To transact such other business as may properly come before the 2019 Special Meeting of Shareholders.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

“FOR” the approval of the Share Purchase Agreement and the transactions contemplated thereby (Proposal No. 1);

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2019 SPECIAL MEETING?

If any other matters are properly presented for consideration at the 2019 Special Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2019 Special Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2019 Special Meeting.

WHO CAN VOTE AT THE 2019 SPECIAL MEETING?

Shareholders of record at the close of business on March 8, 2019, the date established by the Board for determining the shareholders entitled to vote at our 2019 Special Meeting (the “Record Date”), are entitled to vote at the 2019 Special Meeting.

On the Record Date, 23,135,314 shares of our ordinary shares were outstanding and entitled to vote at the 2019 Special Meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2019 Special Meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2019 Special Meeting.

A list of the shareholders of record as of the Record Date will be available for inspection at the 2019 Special Meeting.

WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2019 Special Meeting in order to properly convene the 2019 Special Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2019 Special Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, V Stock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2019 Special Meeting, but you may not vote these shares in person at the 2019 Special Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2019 Special Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2019 Special Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at Floor 25, No. 36 Middle Wanjiali Road, Xiyingmen Commercial Plaza, Yuhua District, Changsha City, China 410014 not later than 11:59 p.m. Beijing time on March 28, 2019 to be validly included in the tally of shares voted at the 2019 Special Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the approval of the Disposition (Proposal No. 1). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2019 Special Meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2019 Special Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2019 Special Meeting, a valid, later-dated proxy. Attendance at the 2019 Special Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2019 Special Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2019 Special Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2019 Special Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2019 SPECIAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2019 Special Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2019 Special Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2019 Special Meeting is required to approve and adopt the Share Purchase Agreement and the transactions contemplated thereby (Proposal No. 1).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2019 Special Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2019 SPECIAL MEETING?

If you plan to attend the 2019 Special Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2019 Special Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business Beijing time on March 8, 2019. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2019 Special Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on June 30.

PROPOSAL 1
APPROVAL AND ADOPTTION OF THE SHARE PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY

The following is a discussion of the material terms of the SPA and the Transactions contemplated thereunder. You are urged to carefully read the SPA in its entirety, a copy of which is attached as Annex A to this Proxy Statement and incorporated by reference herein.

Background

Prior to November 2018, the Company was solely a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives (the “Chemical Business”). The Chemical Business has experienced significant revenue and profit decrease mainly due to continuously strengthening environmental protection policies made by the national and local Chinese government agencies. Since November 2018, the Company started a tea shop chain business which was conducted via the Company’s newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Mingyuntang Brand Management Company (“Hunan MYT”) via a series of contractual agreements.

On November 19, 2018, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is no longer in compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1) (the "Nasdaq Listing Rule"). The Nasdaq Listing Rule requires listed companies to maintain stockholders' equity of at least $2.5 million. In the Company's Form 20-F for the period ended June 30, 2018, the Company reported a negative stockholders' equity of approximately $22 million, which is below the minimum stockholders' equity required for continued listing pursuant to the Nasdaq Listing Rules. Given the significant amount of liability of the Chemical Business, the Board of Directors decided the only way to satisfy the stockholders equity requirement of the Nasdaq Listing Rule is to dispose the Chemical Business. Since November 2018, the Company had been searching for a suitable buyer for the Chemical Business. On or about January 2019, the Company started discussion with HG Capital Group Limited (the “Purchaser”) concerning sale of the Chemical Business.

After several rounds of negotiations, the Parties agreed on the principal terms of the proposed transaction and entered into that certain Share Purchase Agreement on February 9, 2019. The terms of the SPA are more fully described in the section entitled “The Share Purchase Agreement” starting on page A-1.

Opinion of Benchmark to the Board of Directors

The Company engaged The Benchmark Company, LLC. (“Benchmark”) to render an opinion, as of February 25, 2019, as to the fairness of the consideration to be received in the Disposition, from a financial point of view to MYT’s stockholders. Benchmark is an investment bank that works regularly in the evaluation of businesses and their securities in connection with Dispositions, corporate restructuring, and financings. MYT’s board of directors decided to use its services given Benchmark’s requisite experience in similar matters. Benchmark rendered its oral opinion to MYT’s board of directors on March 8, 2019 (which was subsequently confirmed in writing by delivery of Benchmark’s written opinion) that the consideration to be received in the Disposition was fair, from a financial point of view, to MYT’s stockholders.

Benchmark’s opinion was provided to the board of directors of MYT in connection with its consideration of the Disposition and only addressed the fairness, from a financial point of view, of the Disposition to MYT’s stockholders pursuant to the Purchase Agreement, in each case as of the date of the opinion, and did not address any other aspect or implication of the Disposition.

The summary of Benchmark’s opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Benchmark in preparing its opinion. However, neither Benchmark’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Disposition.

In arriving at its opinion, Benchmark reviewed the Purchase Agreement, certain related documents, and a variety of business and financial information. Among other things, Benchmark:

●	reviewed the Purchase Agreement dated February 9, 2019, and filed with the Securities and Exchange Commission on Form 6-K dated February 19, 2019;

●	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Elite, made available to us by the Company, including financial models that included actual and projected income statements and balance sheets for 2018 and the years 2019-2023;

●	reviewed pro-forma balance sheet for Elite as provided in the Form 6-K filed with the Securities and Exchange Commission and dated February 19, 2019;

●	discussed with certain members of the management of the Company and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

●	reviewed the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain other companies that we deemed to be relevant;

●	reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

●	reviewed the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	reviewed such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

Benchmark has relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to them, discussed with or reviewed by them, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised them, and they have assumed, that the financial projections reviewed by them have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, Elite or Purchaser and they express no opinion with respect to such projections or the assumptions on which they are based.

They have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, Elite or Purchaser since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to them that would be material to their analyses or this opinion, and that there is no information or any facts that would make any of the information reviewed by them incomplete or misleading.

Benchmark has further relied upon the assurance of the management of the Company that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company. In addition, they have relied upon and assumed, without independent verification, that the final form of the Purchase Agreement will not differ in any respect from the Purchase Agreement identified above.

In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company, Elite or Purchaser nor was Benchmark furnished with any such independent evaluations or appraisals. Their opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the Purchase Agreement identified above.

The following is a brief summary of the material analyses performed by Benchmark in connection with its opinion. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Benchmark’ opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Benchmark, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Benchmark’ financial analyses.

Benchmark completed a series of financial analyses to derive a range of potential values for Elite in order to calculate the implied value of the equity interests being sold in the Transaction, and compare these implied values to the net Consideration to be received in the Transaction. In determining the implied Equity Value of Elite, Benchmark’s financial analysis employed three methodologies, with no particular weight given to any:

●	Selected Public Company Analysis

●	Precedent Transactions Analysis

●	Discounted Cash Flow (“DCF”) Analysis

Valuation Summary

Based on the latest projected financials and a pro-forma balance sheet provided to Benchmark by the Company, they estimated that the value of the equity interests being sold in the Transaction to be in the range of negative ($62.6) million to ($20.9) million. This estimate is based on the following, among other factors:

●	Declining revenue in 2019-2023, with revenue decreasing from $38.5 million in 2018 to $23.0 million in 2023

●	Negative net income and EBITDA in 2019-2023

●	The results of the Selected Public Company Analysis, Precedent Transactions Analysis, and Discounted Cash Flow Analysis

Based on information provided to them by the Company, the net Consideration to be received in the Transaction is expected to be $1.65 million.

Selected Public Company Analysis

Benchmark analyzed the valuation of 11 publicly-traded companies with primary operations in specialty chemicals in China. The selected companies included the following, none of which is identical to Elite:

●	Anhui Shenjian New	Befar Group

●	China Sanjiang Fine Chems	Hangjin Technology

●	Hubei Shuanghuan Science	SDHH

●	Shandong Shida Shenghua	Shanghai Chlor-Alkali

●	Sichuan Jinlu Group	Tangshan Sanyou Chemical

●	Weifang Yaxing Chemical

The selected companies had an average EV/Revenue of 1.28x and a median of 1.16x. Applying these multiples to the projected 2019 revenue of Elite results in a value range of approximately negative ($25.2) million to ($20.9) million.

Precedent Transaction Analysis

Benchmark analyzed the valuation of 6 M&A transactions completed over the last 3 years involving target companies with primary operations in specialty chemicals in China where sufficient financial information on the target was available. The precedent transactions involved the following companies, none of which is identical to Elite:

●	Invista BV /Nylon 6 Business	Jiangyin Dadao Auto Decoration Co. Ltd.

●	Minmetals Capital Holdings Ltd.	Nanjing Hakko Pharma-Tech Co., Ltd.

●	Shanxi Xinhua Chemical Co., Ltd.	Yangzhou Maxi-Cube Tong Composites Co., Ltd.

The selected M&A transactions had an average EV/Revenue of 1.01x and a median of 0.95x. Applying these multiples to the projected 2019 revenue of Elite results in a value range of approximately negative ($32.4) million to ($30.4) million.

Discounted Cash Flow Analysis

Benchmark estimated a range of values for Elite using a discounted cash flow analysis of their estimated free cash flows for the years ended 12/31/2019 through 12/31/2023, as provided by the Company. The key assumptions utilized in their analysis include the following:

●	Discount rates (WACC or Weighted-Average Cost of Capital) ranging from 14.5% to 18.5%

●	Terminal value of $29.4 million

The DCF analysis estimated a range of enterprise values from $3.0 million to $4.5 million, which implies a range of equity values from approximately negative ($62.6) million to ($61.2).

Interests of Directors and Executive Officers in the Transactions

The Company’s directors and executive officers do not presently have any interest in the proposal that is not shared by the shareholders of the Company.

Regulatory Approvals Required for the Transactions

We are not aware of any regulatory filings or approvals that are required in connection with the Transactions.

Appraisal Rights

The shareholders do not have appraisal or dissenters’ rights under the Company’s organizational documents or under the British Virgin Islands law.

THE SHARE PURCHASE AGREEMENT

The following is a summary of the material provisions of the Share Purchase Agreement, which is attached as Annex A to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Share Purchase Agreement that is important to you. We encourage you to read carefully the Share Purchase Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Share Purchase Agreement and not by this summary or any other information contained in this proxy statement.

Consideration and Closing

Pursuant to the SPA, the Purchaser agreed to purchase Elite in exchange of cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”) and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”). The Disposition will close upon satisfaction of the closing conditions of the SPA, including but not limited to the approval by the Company’s shareholders of the SPA and the transactions contemplated thereunder and receipt of a fairness opinion opining on the fairness of the Disposition to the Company’s shareholders from a financial point of view.

Representations and Warranties

The SPA contains customary representations and warranties made by the parties to each other. Many of the representations and warranties are qualified by material adverse effect or by a materiality standard. Several are qualified by knowledge standards. These representations and warranties relate to, among other things:

•	Organization, existence and good standing;

•	Authorization, binding agreement;

•	Government approval;

•	Non-contravention

Amendment and Termination

The SPA may only be amended pursuant to a written agreement signed by each of the parties to the agreement.

The SPA may be terminated prior to the closing date as follows:

•	By mutual written consent of the Purchaser and the Company; or

•	By written notice by either the Purchase or the Company if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the SPA.

Governing Law

The SPA is governed by, and will be construed in accordance with, the Laws of the State of New York.

Vote Required; Recommendation of the Board of Directors

If a quorum is present, the approval and adoption of the Share Purchase Agreement requires the affirmative vote of a majority of the shares present in person or represented by proxy at a duly called meeting.

The board of directors recommends a vote “FOR” the proposal to approve the Share Purchase Agreement and the Transactions contemplated thereby.

DOCUMENTS ON DISPLAY

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2019 Special Meeting. If any other matters properly come before the 2019 Special Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2019 Special Meeting, we urge you to submit your signed proxy promptly.

Annex A

Share Purchase Agreement

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of February 9, 2019 by and among (i) HG CAPITAL GROUP LIMITED , a private limited company duly organized under the laws of Hong Kong (the “Purchaser”), (ii) Elite Ride Limited, a business company incorporated in the British Virgin Islands with limited liability (the “Company”) and (iii) Delta Technology Holdings Limited (the “Seller”). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Seller owns 100% of the issued and outstanding shares of the Company;

WHEREAS, the Company, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in two operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”) and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for $1.75 Million (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”); and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

THE SHARE PURCHASE

1.1 Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the issued and outstanding shares (being 45,600 ordinary shares, US$1.00 par value per share) of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Shareholder shall deliver to the Seller the Purchase Price.

1.3 Company Shareholder Consent. Seller, as the sole shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, 1450 Broadway, New York, NY 10018, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

CLOSING CONDITIONS

3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

3.2 Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

(a) Payment of Purchase Price. At the Closing, Purchaser shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

(b) Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion from Benchmark Company, LLC (or such other financial advisor as approved by Board).

3.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

3.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IV

PURCHASER REPRESENTATIONS AND WARRANTIES

Purchaser hereby jointly and severally represent and warrant to the Seller as follows:

4.1 Due Organization and Good Standing. The Purchaser is a business company duly incorporated, validly existing and in good standing under the Laws of Hong Kong.

4.2 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such Party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

4.4 Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such Party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

ARTICLE V

COMPANY REPRESENTATIONS AND WARRANTIES

The Company hereby represents and warrants to the Purchaser as follows:

5.1 Due Organization and Good Standing. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of British Virgin Islands.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.4 Non-Contravention. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of the Company.

ARTICLE VI

TERMINATION AND EXPENSES

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Seller; or

(b) by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

6.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

ARTICLE VII

RELEASES

7.1 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself and its Affiliates, respectively (the “Releasing Persons”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

8.1 Survival. All representations and warranties of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1 (Due Organization and Good Standing), 4.2 (Authorization; Binding Agreement) and 4.6 (Ownership), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.2 Indemnification by the Purchaser. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Seller, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.3 Limitations and General Indemnification Provisions.

(a) Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(b) No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(c) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.4 Indemnification Procedures.

(a) In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Seller may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(c) In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Seller must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Seller in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Seller of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Seller; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

8.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sellers:	Delta Technology Holdings Limited Address: 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 Attn: Long Yi

With a copy to:	Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, New York 10018 Fax: 212-202-6380 Attn.: Joan Wu, Esq.

If to the Purchaser:	HG CAPITAL GROUP LIMITED Address: RM 1605 King Comm CTR 2-16 Fa Yuen St, MongkoK KLN, HONGKONG Attn: PingXi Zhang

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.10   Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11   Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12   Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the BVI Act or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13   Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE X

DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“BVI Act” means the British Virgin Islands Business Companies Act, 2004, as amended.

“Company Charter” means the memorandum and articles of association of the Company, as amended and effective under the BVI Act.

“Company Ordinary Shares” means the ordinary shares, par value $1.00 per share, of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“NASDAQ” means the NASDAQ Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof

Purchaser Charter” means the articles of association of the Purchaser, as amended and effective under the BVI Act.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

HG CAPITAL GROUP LIMITED
a Hong Kong company

By:	/s/ Pingxi Zhang
Name: Pingxi Zhang
Title: Chairman and CEO

The Seller:

Delta Technology Holdings Limited
a British Virgin Islands company

By:	/s/ Long Yi
Name: Long Yi
Title: CEO

The Company :

Elite Ride Limited
a British Virgin Islands company

By:	/s/ Xin Chao
Name: Xin Chao
Title: CEO

Annex B

Benchmark Opinion

March 8, 2019

STRICTLY CONFIDENTIAL

The Board of Directors

Urban Tea, Inc.

No. 16 Development Avenue

Danyang, Jiangsu Province

Peoples Republic of China

To the Board of Directors:

We understand that on February 9, 2019, Urban Tea, Inc., previously known as Delta Technology Holdings Limited (the “Company”), Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) entered into a certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is referred to as the Transaction.

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), holds all the equity interests in all the operating subsidiaries of Elite in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

The board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the Consideration to be received by the Company in the Transaction is fair to the Company’s shareholders from a financial point of view.

In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC

150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

This Opinion is addressed to, and is intended for the use, information and benefit of, the Board (solely in its capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Elite or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of Elite, the Company, Purchaser or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Elite, the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

●	the Purchase Agreement dated February 9, 2019, and filed with the Securities and Exchange Commission on Form 6-K dated February 19, 2019;

●	certain information relating to the historical, current and future operations, financial condition and prospects of Elite, made available to us by the Company, including financial models that included actual and projected income statements and balance sheets for 2018 and the years 2019-2023;

●	pro-forma balance sheet for Elite as provided in the Form 6-K filed with the Securities and Exchange Commission and dated February 19, 2019;

●	discussions with certain members of the management of the Company and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

●	the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain other companies that we deemed to be relevant;

●	a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

●	the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, Elite or Purchaser and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, Elite or Purchaser since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company. In addition, we have relied upon and assumed, without independent verification, that the final form of the Purchase Agreement will not differ in any respect from the Purchase Agreement identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company, Elite or Purchaser nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the Purchase Agreement identified above.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, Elite or Purchaser or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is provided for the benefit of the Board (solely in their capacities as such) and is not for the benefit of, and may not be used for any other purpose and does not constitute a recommendation to the shareholders of the Company as to how to vote or act with respect to the Transaction or otherwise.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Purchase Agreement is fair to the Company’s shareholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director & Head of Investment Banking